                                                                  EXHIBIT (a)(6)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase dated November 26, 1997 and the related Letter of Transmittal and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares tendered pursuant thereto, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, Purchaser cannot comply with any such state
           statute, the Offer will not be made to (nor will tenders
            be accepted from or on behalf of) holders of Shares in
            such state. In any jurisdiction where the securities,
             blue sky or other laws require the Offer to be made
              by a licensed broker or dealer, the Offer shall be
                 deemed made on behalf of Purchaser by Bear,
                  Stearns & Co. Inc. (the "Dealer Manager")
                     or one or more registered brokers or
                      dealers licensed under the laws of
                              such jurisdiction.



                     Notice of Offer to Purchase for Cash

                    Up to 4,000,000 Shares of Common Stock

                                      of

                      Shared Technologies Fairchild Inc.

                                      at

                             $15.00 Net Per Share

                                      by

                          Moonlight Acquisition Corp.
                         a wholly owned subsidiary of
                        Intermedia Communications Inc.

  Moonlight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), is offering to purchase up to 4,000,000 shares of Common Stock, $.004 par value per share (the "Shares"), of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), at a price of $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1 997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is not being made for, and tenders will not be accepted of shares of, Series D Preferred Stock, $.01 par value (the "Series D Preferred Stock") or Series J Redeemable Special Preferred Stock, $.01 par value (the "Special Preferred Stock"). Holders of Series D Preferred Stock who wish to participate in the Offer must exercise the ir rights to convert such shares of Series D Preferred Stock and tender the Shares issued upon such exercise prior to the expiration of the Offer. Following consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

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THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, DECEMBER 26, 1997, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------
  The Board of Directors of the Company unanimously has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved and adopted the Merger Agreement (as defined below) and the transactions contemplated thereby, and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  The Offer is subject to certain conditions. See Section 14 of the Offer to Purchase. The Offer is not subject to any minimum number of Shares being validly tendered and not withdrawn at the expiration of the Offer.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 20, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that following the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). The Com pany will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Parent following consummation of the Merger. At the effective time of the Merger, each Share issued and outstanding (other than Shares owned by Parent or Purchaser or any of their subsidiaries or held in the treasury of the Company or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) will be converted into the right to receive $15.00 in cash , without interest. Additionally, at the effective time of the Merger, each issued and outstanding share of Series D Preferred Stock and Special Preferred Stock will be converted into the right to receive $15.00 and $109.44, respectively, in cash without interest.

  On the date hereof, Parent owns 1,134,500 Shares and 250,000 shares of Series I 6% Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), constituting approximately 6.6% of the outstanding Shares (or 21.0% on a fully diluted basis, assuming conversion of the Convertible Preferred Stock owned by Parent). Concurrently with execution of the Merger Agreement, Parent entered into a Stock Option Agreement (the "Stock Option Agreement") with certain stockholders (collectively, "Investors") wh o owned an aggregate of approximately 41.3% of the outstanding Shares (approximately 29.7% of the Shares on a fully diluted basis including the Convertible Preferred Stock now owned by Parent). Under the Stock Option Agreement, Parent has the option to purchase all Shares, options to acquire Shares and Series D Preferred Stock owned by the Investors at a price of $15.00 per Share and per share of Series D Preferred Stock and $15.00 minus the exercise price of the options for each of the options to purchase Shares.

  For purposes of the Offer, Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Continental Stock Transfer and Trust Company (the "Depositary") of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockhol ders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have theretofore been accepted for payment. Payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of (i) certificates for (or a book-entry transfer with respect to) such Shares, (ii) a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signatur e guarantees, or an Agent's Message (as defined in the Offer to Purchase), and (iii) all other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making such payment.

  If more than 4,000,000 Shares are validly tendered and not withdrawn prior to the Expiration Date, the Shares so tendered shall, upon the terms and subject to the conditions of the Offer, be accepted for payment on a pro rata basis (adjusted to avoid acceptance for payment of fractional Shares). Because of the difficulty in determining the precise number of Shares validly tendered, the Purchaser does not expect to be able to announce the final proration factor or to pay for any Shares until at least five b usiness days after the Expiration Date. However, the Purchaser will announce the preliminary proration factor as soon as practicable after the Expiration Date. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

  The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, December 26, 1997, unless and until Purchaser shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the limitations set forth in the Merger Agreement, Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to e xtend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. If Purchaser extends the Offer, then without prejudice to the rights of Purchaser, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights, as set forth below.

  Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 24, 1998. For a withdrawal of tendered Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its addres s as set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from the name of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must a lso submit the serial numbers shown on such certificates, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal with respect to such Shares must specify the name and number of the account at th e Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its s ole discretion, whose determination shall be final and binding on all parties.

  The Offer to Purchase and the related Letter of Transmittal and certain other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  The information required to be disclosed by Rule 14d-6(e)(1)(vii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Offer to Purchase and Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

  No fees or commissions will be payable to brokers, dealers or other persons other than the Information Agent and the Dealer Manager for soliciting tenders of Shares pursuant to the Offer. Questions and requests for assistance may be directed to the Information Agent and the Dealer Manager at the telephone numbers and locations listed below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other Offer documents may be obtained at Purchaser's expense from the Information Agent or from your broker, dealer, commercial bank or trust company.

                    The Information Agent for the Offer is:

                               [Georgeson Logo]
                               Wall Street Plaza

                           New York, New York 10005

                Banks and Brokers call collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064
                     The Dealer Manager for the Offer is:

                           Bear, Stearns & Co. Inc.
                                245 Park Avenue
                           New York, New York 10167
                        Call Toll Free: (888) 517-7578
November 26, 1997